June 16, 2025

VIA EDGAR

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: Stephany Yang
Kevin Woody

Re: Wolverine World Wide, Inc.
Form 10-K for the Fiscal Year Ended December 28, 2024
Response Dated May 22, 2025
File No. 001-06024

To the Staff of the Division of Corporate Finance:
This is a response to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated June 2, 2025, regarding the Form 10-K for the fiscal year ended December 28, 2024 filed by Wolverine World Wide, Inc. (the “Company,” “Wolverine,” “we” or “us”), on February 20, 2025 (the “Form 10-K”). The Staff's comment is set forth below, followed by the Company's corresponding response.
Response Letter Dated May 22, 2025
Company Response to Staff Comment 2, page 2

1.We note your response to prior comment 2 that reorganization costs include several types of costs including severance costs from the reductions in force; costs associated with office and distribution center closure, transition and relocation costs; and external consultant and legal fees for services related to the Transformation. Please provide us with quantification of the amounts related to each type of cost incurred. Additionally, we note your disclosure that the office and facility closures and relocations were a “material non-recurring event.” Please tell us if any of the costs included as a “reorganization cost” would be considered costs related to an exit or disposal cost obligations under the guidance in ASC 420. If so, please quantify these amounts, and tell us why the notes to the financial statements in the Form 10-K do not include the disclosures required under ASC 420-10-50-1.
Response:
We respectfully acknowledge the Staff’s comment. The following table summarizes the amounts for each type of reorganization cost incurred during the Company’s fiscal years 2023 and 2024 in connection with discrete efforts to stabilize and transform the Company (the “Transformation”):

	Fiscal Year
(In millions)	2024	2023
Severance costs from reduction in force	$17.0	$30.4
External consultant and legal fees	2.6	15.4
Office and distribution center closure, transition and relocation	9.0	1.3
Reorganization costs	$28.6	$47.1

WOLVERINE WORLD WIDE, Inc.
wolverineworldwide.com
9341 Courtland Drive NE Rockford MI 49351 T 616 866 5500

U.S. Securities and Exchange Commission
June 16, 2025

Charges categorized as severance costs from a reduction in force consist primarily of severance payments made to employees who were terminated in connection with the Transformation. Management decisions regarding workforce reductions are made in response to changes in the Company’s business environment as they occur and are therefore difficult to predict. These actions were approved during the course of the Transformation based on changing business conditions. The Company has a past history of providing the same types of benefits to employees after employment. The amounts of the benefits provided to these employees is determined using a formula applied consistently (or based on statutorily required minimum payments, when applicable) to affected employees. As a result, these severance costs were incurred under an ongoing benefit arrangement that is accounted for under ASC 712 and would not be considered costs related to an exit or disposal cost obligation under the guidance in ASC 420.
Charges categorized as external consultant fees related to the use of third-party consultants to assist in the development of new tools and build capabilities within our sourcing organization. Legal fees were costs incurred with external legal advisors in connection with employee terminations and business divestitures that were disclosed in Footnote 20 to the consolidated financial statements included in the Form 10-K. The Company has accounted for these costs as incurred and believes these would not be considered costs related to an exit or disposal cost obligation under the guidance in ASC 420.
Charges categorized as office and facility closure and relocation costs represent costs associated with the consolidation of corporate office space, including: vacating office space located in Boston, MA, which caused the Company to move some functions to the Company’s corporate headquarters in Rockford, MI, and other functions to a newly established innovation hub for product development; and consolidating three U.S. distribution centers into two U.S. distribution centers. The costs to relocate employees and exit these facilities are considered exit or disposal cost obligations and subject to the guidance in ASC 420-10-15-3(c). ASC 420-15-50-1 requires disclosure of material exit and disposal activities and related costs. In its consideration of the disclosure requirements of ASC 420-10-50-1, the Company considered the costs were expensed as incurred, the classification of these costs was neither complex nor an accounting matter that involved significant judgment and were neither indicative of nor related to the Company’s ongoing business strategy. Based on these considerations, the Company concluded that these costs were not material to the Company’s financial statements taken as a whole. The materiality assessment included both quantitative and qualitative considerations. Accordingly, the Company believes it was not necessary to include disclosure in the notes to the consolidated financial statements included in the Form 10-K relating to these facility closure and relocation activities and related costs. The majority of the Company’s office and distribution center Transformation activities were completed by the end of fiscal year 2024 and the Company does not expect to incur material exit and disposal costs in fiscal year 2025.
Although the charges referenced in the preceding paragraph are not material to the periods presented in the consolidated financial statements included in the Form 10-K, the Company acknowledges that similar charges may be material in the future. The Company therefore advises the Staff that in future filings, it will include any disclosures required by ASC 420-10-50-1 for material charges that are subject to the guidance in ASC 420.
If you should have any questions or further comments with respect to the Form 10-K, please direct them to me by phone at (616) 863-4268 or by email at Taryn.Miller@wwwinc.com.

Sincerely,

/s/ Taryn L. Miller
Taryn L. Miller
Chief Financial Officer and Treasurer